Big West Environmental, Inc

1350 W. Horizon Ridge Drive

Suite 1922

Henderson, Nevada 89014

(702) 301-7333

Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

November 17, 2009

RE:

BigWest Environmental, Inc.

Form 8-K Item 4.01

Filed November 12, 2009

File Number 333-152837

ATT:

Jenn Do, Division of Corporation Finance

Phone (202) 551-3743

Fax      (703) 813-6968

BigWest Environmental, Inc. (the “Company”) has received your comments regarding the Form 8-K filed on November 12, 2009 dated November 16, 2009. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

1.

Please see Amended filing which has been revised to address the fact that Blackwing Group ceased doing PCOAB audits and reviews and as a result caused the Company to seek out another auditor. They resigned rather than being dismissed. Error has been corrected

2.

I expect to receive the letter by November 23, 2009. The letter is attached as an exhibit.

3.

Please see the Amended filing that complies with your comment.

4.

The date of the report has been changed to August 10, 2009.

The issuer as responded to the comments addressed in your letter dated November 16, 2009 and has filed an amended Form 8-K with the Securities and Exchange Commission.

Sincerely,

/s/ Frank Rossana

Frank Rossana

President